SUNVALLEY SOLAR, INC.

398 Lemon Creek Drive, Suite A

walnut, ca 91789

(909) 598-0618

Via EDGAR

July 5, 2011

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Jay Ingram, Legal Branch Chief

Re:	Sunvalley Solar, Inc. Amendment No. 4 to Registration Statement on Form S-1 Filed June 30, 2011 File No. 333-171878

Dear Mr. Ingram:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Sunvalley Solar, Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1/A to 9:00 a.m. Eastern Daylight Time on Friday, July 8, 2011, or as soon thereafter as is practicable.

The Company acknowledges the following:

  Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
  The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
  The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance.

Sincerely,

Sunvalley Solar, Inc.

/s/ James Zhang

James Zhang, President